January 7, 2010

Via Edgar

Ms. Jenn Do
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-4631

Re:           AMASYS Corporation
Form 10-K for the year Ended June 30, 2009
Filed September 28, 2009
File No. 000-21555

Dear Ms. Do:

This is in response to your comment letter dated December 30, 2009 concerning the above referenced Form 10-K filed on behalf of AMASYS Corporation (the “Company”) on September 28, 2009.  Below are the responses to the comments (in bold).

Certifications

1.
We note your certifications are signed by C.W. Gilluly in the capacity of President and Chief Executive Officer, and that there are no certifications that are signed by a person acting in the capacity of Principal Financial Officer.  Please confirm to us whether another individual serves in the capacity of Principal Financial Officer or if Mr. Gilluly serves in that capacity as well.  If Mr. Gilluly also serves as the Principal Financial Officer, please ensure that the Section 302 and 906 certifications in future annual and periodic filings, beginning with the December 31, 2009 Form 10Q, are signed in both capacities, that is, of Chief Executive Officer and Principal Financial Officer.  If another person serves as Principal Financial Officer, please amend your Form 10-K and September 30, 2009 Form 10-Q to include the Section 302 and 906 certifications of that individual, signing in the capacity of Principal Financial Officer.

Mr. Gilluly also serves in the capacity of Principal Financial Officer.  Amasys will ensure that the Section 302 and 906 certifications in future annual and periodic filings, beginning with the December 31, 2009 Form 10Q, are signed in both capacities by Mr. Gilluly, that is, of Chief Executive Officer and Principal Financial Officer. and (2) no reportable events.

The Company acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the above information is responsive to the staff’s comments.  Please direct any additional comments or questions to the undersigned.

Sincerely,

/s/ C.W. Gilluly

C.W. Gilluly

cc:           Jenn Do, Securities and Exchange Commission
Marc Levy, Esq., Luse Gorman Pomerenk & Schick, P.C.